Exhibit 99.1

BioNTech CEO Ugur Sahin Visited Israel to Discuss Cooperation on Pandemic Preparedness and the Development of Innovative Medicines

JERUSALEM, Israel, and MAINZ, Germany, September 7, 2022 —BioNTech SE (Nasdaq: BNTX) announced today that Prof. Ugur Sahin, CEO and Co-founder of BioNTech, visited Israel to meet with the Minister of Economy and Industry, Major General (res.) Orna Barbivay, the Accountant General, Mr. Yali Rothenberg, and other government officials. The visit was set to promote the potential cooperation between the State of Israel, its academic institutions and BioNTech on pandemic preparedness and discuss potential research collaborations aimed at developing innovative medicines. In addition, the discussions also included the possibility of the establishment of a research and production facility in Israel.

During the three day visit, Prof. Sahin met with government officials, including Jerusalem Mayor Moshe Leon, Hebrew University President Prof. Asher Cohen, Innovation Authority CEO, Dror Bin, representatives of Hadassah Hospital and researchers from leading academic institutions in Israel, who presented him with groundbreaking research. Prof. Sahin also held a lecture at the Weizmann Institute on the potential of mRNA vaccines and therapeutics.

Major General (res.) Orna Barbivay, Minister of Economy and Industry of Israel, said: “Israel works to find technological solutions to epidemics and diseases. We are not waiting for the next crisis, but are anticipating a cure and working to develop an independent capacity that will allow us to produce vaccines and scientific solutions for any future need that may be required. The meeting with the CEO of BioNTech, and the cooperation of the Foreign Trade Administration at the Ministry of Economy and the other entities in Israel with BioNTech and a variety of other companies, will enable optimal realization of the potential of Israeli technologies and research for the benefit of the citizens of the country.”

“The invitation to Israel is a great honor. With its public health initiatives, Israel has become a role model in the management of the pandemic and has made pioneering contributions to understanding the impact of COVID-19 vaccines on public health,” said Prof. Ugur Sahin, M.D., CEO and Co-founder of BioNTech. “We at BioNTech are committed to global public health, and as we continue to expand internationally, we look forward to strengthening and expanding our existing scientific and clinical collaborations with the State of Israel and its institutions. Our goal is not only to evaluate technological solutions for the pandemic preparedness of Israel, but also to establish new research collaborations to jointly advance science and develop innovations in disease areas with high unmet medical need.”

The outreach to BioNTech was initiated by a team led by the Accountant General at the Ministry of Finance, the Foreign Trade Administration at the Ministry of Economy and Industry, the Ministry of Health and the Prime Minister’s Office. Through Israel’s Economic Mission in Munich, and with the support of the kENUP Foundation, a non-profit foundation that supports research innovation in the field of health for the public benefit, a strong relationship was established with BioNTech that led to Prof. Sahin’s visit to Israel.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bispecific immune checkpoint modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.com.

BioNTech Forward-looking Statements
This statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, direct or indirect statements concerning: BioNTech’s potential collaboration between the State of Israel and its leading scientific institutions with regards to pandemic preparedness and the development of innovative medicines; the ability of BioNTech to reach an agreement with potential collaboration partners in Israel; BioNTech’s ability to develop and commercialize products; and BioNTech’s anticipated market opportunity and size for its product candidates, the rate and degree of market acceptance of BioNTech’s investigational medicines, if approved. Any forward-looking statements in this statement are based on BioNTech’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements.

For a discussion of these and other risks and uncertainties, see BioNTech’s Quarterly Report as Form 6-K for the quarter ended June 30, 2022, filed with the SEC on August 8, 2022, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

CONTACTS

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Investors@biontech.de

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